Urbie Inc (sent as Urbie) Aug 31, 6:07 AM

Hi Ian,

We are thrilled to invite you to invest in our business. Our Kickstarter community made it all possible in the first place, and we want to share our success with those who've supported us. Check out our Wefunder pitch to see the details and invest! www.wefunder.com/urbie

P.S. you will be investing in our entire company and not just Urbie Air, this includes current and future products. Our next product is a water filter similar to Brita but with many smart and cool features. Our products focus on tackling urban pollution, this includes (Air, Water, Light, and Noise).

SEC Disclosure

We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Bill Jouny <bill.jouny@urbie.io>
to Todd

Wed, Sep 8, 6:19 AM (11 days ago)

Hi Todd,

You can now invest in us on Wefunder equity crowdfunding platform. It's a great opportunity for you to invest now, as we're market-ready and are in final talks with Procter and Gamble.

Here's the link www.wefunder.com/urbie

Best,

Bill Jouny
Co-founder & CEO
Urbie Inc.

SEC Disclaimer
We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN **URBIE INC**

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We make GreenTech Gadgets to tackle Urban pollution



urbie.io Palo Alto CA

Technology | Hardware | Retail | Smart Cities | Sustainability

ALMOST SOLD OUT

$71,028

reserved by 44 investors

INVEST

min $100

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

$5M valuation cap | **Future Equity**

Investor Perks: $100, $500, $1K, $10K, $50K

LEAD INVESTOR

Bill Jouny
CEO & Co-founder of Urbie Inc. | Public Speaker | NGO Project Director...
1w •

Invest in our GreenTech startup and take part in our mission to tackle Urban Pollution and its harmful effect on our health. Minimum investment $100.

www.wefunder.com/urbie

Disclaimer:

We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Urbie Inc: We make GreenTech Gadgets to tackle Urban pollution | Wefunder

wefunder.com • 2 min read



Bill Jouny

CEO & Co-founder of Urbie Inc. | Public Speaker | NGO Project Director...

1w • Edited •

Urbie Inc. equity crowdfunding campaign is live! Invest in Urbie before the offering sells out. We make Green Tech products aimed at tackling city pollution.

#sustainability #naturalworld #crowdfunding #socialmedia #greentech

SEC Disclaimer

We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Urbie Inc: We make GreenTech Gadgets to tackle Urban pollution | Wefunder

Bill Jouny
CEO & Co-founder of Urbie Inc. | Public Speaker | NGO Project Director...
6d • Edited •

Feeling grateful 🙏thank you to all my dear friends and the people I recently connected with Tarek A. Mnaimne, CFA, Bilge Kagan (Bill) Ozturk, Sam Shugaa, Cyriac M Alappat CPA,CA, Johnathan King, Hatem Rowaihy, Hassan Naja, Abdulla Besiso, Reem Homsi, Alistair Collins and many more! #leadership #support #thankyou #motivation #success #kudos #inspiration #entrepreneur #grateful #people

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

NVEST IN URBIE INC

Share

We make GreenTech Gadgets to tackle Urban pollution



urbie.io Palo Alto CA

Technology Hardware Retail Smart Cities Sustainability

ALMOST SOLD OUT

$71,028
reserved by 44 investors

INVEST
min $100

$ 0

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

$5M valuation cap Future Equity

Investor Perks: $100, $500, $1K, $10K, $50K

LEAD INVESTOR

5 · 2 comments



Bill Jouny
CEO & Co-founder of Urbie Inc. | Public Speaker | NGO Project Director...
2d •

"Breathing is the greatest pleasure in life, I go to nature to be soothed and healed and to have my senses put in order" #naturalworld #sustainability #consumerelectronics #technology #scienceandenvironment

Disclaimer
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Urbie Inc: We make GreenTech Gadgets to tackle Urban pollution | Wefunder

wefunder.com • 2 min read

kickstarter.com/projects/225456822/urbie-worlds-smartest-dehumidifier-and-air-purifier-combined/posts/3288451

UPDATE #73 Backers only

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Urbie Update & more



Bassel Jouni Creator
August 31, 2021

We are still waiting to receive the PCB BOM (Build of Materials) components so we can start production and assembly of the electronic chips. This is due to the continued semiconductor shortages in the markets https://www.bbc.com/news/business-58230388

We have used alternative brands in our BOM for the 10 PCB production samples we received, our electronics engineer will be testing them rigorously in the next week to see if they are as good as the original brand. If all goes well and he confirms that it's good, we believe we can bypass the shortages by ordering alternative brands. It's a bit risky, but this shortage doesn't seem to be going away anytime soon it is affecting even the car industry.

P.S., Good News...the major consumer goods company (can't mention the name due to confidentiality agreement) loved our product, we demonstrated it to them in Brussels two months ago in person. They sent us a draft offer, in short, they want to invest in our company in return for exclusivity rights to our IP.

And for those of you who expressed interest in investing in our company Urbie Inc., we're now **LIVE** on **Wefunder equity crowdfunding** www.wefunder.com/urbie, we've lowered the min. investment to $100.

We also made a short video of Urbie Air 2.0 which you will be receiving a free upgrade to as previously mentioned in earlier updates.


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SEC required Disclaimer

We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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